Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

OF MAY 4, 2020

DATE, TIME AND PLACE: On May 4, 2020, at 10:00 a.m., at Avenida Brigadeiro Faria

Lima, 3.500, 4º andar, in the city and state of São Paulo.

CHAIR: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen.

QUORUM: The totality of the members, with the participation of the Board members as permitted by item 6.7.1. of the Bylaws.

RESOLUTIONS UNANIMOUSLY MADE:

Once the meeting started, the Directors examined the financial statements for the period from

January to March 2020, which had received:(i) a favorable opinion from the Fiscal Council; and

(ii) an unqualified report from the Independent Auditors.

After due consideration, the members concluded on the accuracy of all the documents examined,

unanimously approving them and authorizing their publication by means of the submission to the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão,

SEC – U.S. Securities and Exchange Commission and NYSE – New York Stock Exchange

(both in the U.S.)

CLOSING: Once the work was completed, these minutes were signed after being drafted, read and approved by all. São Paulo (SP), May 4, 2020. (undersigned) Pedro Moreira Salles and

Roberto Egydio Setubal – Co-chairmen; Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto

Villela, Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, João Moreira Salles, José

Galló, Marco Ambrogio Crespi Bonomi, Pedro Luiz Bodin de Moraes and Ricardo Villela

Marino – Board members.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Head of Investor Relations